Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INDEX TO INTERIM
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2012
(Unaudited)

Report of Independent Registered Public Accounting Firm

To the shareholders of Orckit Communications Ltd.

We have reviewed the accompanying condensed consolidated balance sheet of Orckit Communications Ltd. and its subsidiaries (the "Company") as of September 30, 2012, and the related condensed consolidated statements of operations and comprehensive loss for the three-month and nine-month periods ended September 30, 2012 and the condensed consolidated statements of capital deficiency and of cash flows for the nine-month period ended September 30, 2012.  These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated condensed financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed consolidated financial statements, the Company has a capital deficiency, had recurring losses, negative cash flows from operating activities and has significant future commitments to repay its convertible subordinated notes.  Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2011, and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows for the year then ended (not presented herein), and in our report dated May 15, 2012, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Tel Aviv, Israel	Kesselman & Kesselman
December 30, 2012	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(U.S dollars in thousands)
(Unaudited)

	December 31,	September 30,
	2011	2012

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$3,485	$5,589
Marketable and other securities	19,703	154
Trade receivables	6,482	5,029
Inventory	4,082	4,306
Other receivable	2,238	1,270
T o t a l current assets	35,990	16,348

SEVERANCE PAY FUND	3,248	2,781
PROPERTY AND EQUIPMENT, net	1,050	651
DEFERRED ISSUANCE COSTS, net	34	-
T o t a l assets	$40,322	$19,780
Liabilities and capital deficiency
CURRENT LIABILITIES:
Trade payables	$2,988	$1,703
Accrued expenses and other payables	6,178	4,483
Deferred income	1,478	1,422
Convertible subordinated notes, series A	24,682	3,647
Convertible subordinated notes, series B	-	142
T o t a l current liabilities	35,326	11,397
LONG-TERM LIABILITIES:
Accrued severance pay and other	3,944	3,272
Deffered income	778	609
Convertible subordinated notes, series A	-	11,186
Convertible subordinated notes, series B	4,389	1,161
Long-term loan from shareholders	-	400
T o t a l long-term liabilities	9,111	16,628
COMMITMENTS AND CONTINGENT LIABILITY
T o t a l liabilities	44,437	28,025
CAPITAL DEFICIENCY:
Share capital - ordinary shares of no par value
(authorized: December 31, 2011 - 95,000,000 shares; September 30, 2012 - 170,000,000 shares; issued: December 31, 2011 - 25,406,095 shares; September 30, 2012 - 33,651,590 shares; outstanding: December 31, 2011 - 22,761,256 shares; September 30, 2012 - 31,006,751 shares) and additional paid in capital	360,190	362,412
Warrants	3,588	3,588
Accumulated deficit	(362,454)	(368,673)
Accumulated other comprehensive income	205	72
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l capital deficiency	(4,115)	(8,245)
T o t a l liabilities and capital deficiency	$40,322	$19,780

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
REVENUES	$3,590	$2,153	$13,115	$8,922
COST OF REVENUES	1,938	575	7,469	3,542
GROSS PROFIT	1,652	1,578	5,646	5,380
RESEARCH AND DEVELOPMENT EXPENSES - net	2,306	1,498	8,439	4,770
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	3,148	2,063	10,342	7,451
OPERATING LOSS	(3,802)	(1,983)	(13,135)	(6,841)
FINANCIAL INCOME (EXPENSES) - net	935	676	228	(666)
INCOME (EXPENSES) FROM DEVALUATION
(REVALUATION) OF CONVERSION FEATURE EMBEDDED IN SERIES A CONVERTIBLE
NOTES	88	226	(652)	(190)
GAIN FROM REVALUATION OF SERIES B
CONVERTIBLE NOTES	879	728	678	1,478
OTHER INCOME	369		369
NET LOSS FOR THE PERIOD	$(1,531)	$(353)	$(12,512)	$(6,219)
LOSS PER SHARE (“EPS”):
Basic	$(0.07)	$(0.01)	$(0.55)	$(0.25)
Diluted	$(0.16)	$(0.03)	$(0.57)	$(0.25)
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	22,746	29,216	22,665	24,933
Diluted	27,110	34,635	24,033	26,131

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS:

Net loss for the period	$(1,531)	$(353)	$(12,512)	$(6,219)
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities	(1,557)	(1,156)	(2,477)	(133)
NET COMPREHENSIVE LOSS FOR THE PERIOD	$(3,088)	$(1,509)	$(14,989)	$(6,352)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL DEFICIENCY
(U.S. dollars in thousands)
(Unaudited)

	Share capital and additional
	paid in capital				Accumulated other Comprehensive
	Number of shares			Accumulated		Treasury	Total capital
	(in thousands)	Amount	Warrants	deficit	Income	shares	deficiency
BALANCE AT JANUARY 1, 2012	22,761	$360,190	$3,588	$(362,454)	$205	$(5,644)	$(4,115)
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2012:
Net loss for the period				(6,219)			(6,219)
Unrealized loss on available-for-sale marketable securities					(133)		(133)
T o t a l comprehensive loss							(6,352)
Issuance of ordinary shares upon conversion of convertible subordinated note, series A	2,380	506					506
Issuance of ordinary shares upon conversion of convertible subordinated note, series B	5,858	1,304					1,304
Compensation related to employee stock option grants		412					412
Exercise of options granted to employees	8	*
BALANCE AT SEPTEMBER 30, 2012	31,007	$362,412	$3,588	$(368,673)	$72	$(5,644)	$(8,245)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

* Amounts are smaller than $1,000

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollars in thousands)
 (Unaudited)

	Nine months ended September
	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(12,512)	$(6,219)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization:
Property and equipment	405	422
Deferred issuance costs	104	34
Accrued interest, premium amortization and currency differences on marketable securities	822	223
Impairment of marketable securities	-,-	512
Decrease in accrued severance pay	(413)	(687)
Compensation related to employee stock option grants	1,005	412
Change in market value of series B convertible notes, net	(1,335)	(1,478)
Adjustments in the value of series A convertible notes	275	(611)
Increase in other long-term liabilities	15	15
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other current assets	(595)	2,421
Decrease in trade payables, accrued expenses
and other payables	(177)	(2,748)
Increase (decrease) in deferred income	595	(225)
Increase in inventories	(657)	(224)
Net cash used in operating activities	(12,468)	(8,153)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(230)	(23)
Funds in respect of accrued severance pay, net	219	467
Proceeds from sale of marketable securities	10,617	18,824
Purchase of marketable securities	(8,299)	(143)
Net cash provided by investing activities	2,307	19,125
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of series B convertible notes	8,010
Repayment on account of series A convertible notes		(8,732)
Repayment on account of series B convertible notes		(536)
Loan from shareholders		400
Proceeds from issuance of share capital and warrants	660
Net cash provided by financing activities	8,670	(8,868)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,491)	2,104
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	7,610	3,485
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,119	5,589
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE PERIOD FOR:
Interest paid	1,092	1,422
Advances paid to income tax authorities	16	10

Supplementary information on financing activities not involving cash flow:

During the third quarter the Company issued 2,380 ordinary shares upon conversion of convertible subordinated notes, series A in an amount of  $506,000. In addition, the Company issued 5,858 ordinary shares upon conversion of convertible subordinated notes, series B in an amount of $1,304. See also note 2.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

 NOTE 1 - Basis Of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the consolidated financial position and results of operations of Orckit Communications Ltd. and its subsidiaries (“Orckit" or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F dated May 15, 2012, as filed with the Securities and Exchange Commission. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of results that could be expected for the entire fiscal year.

The U.S. Dollar translations appearing in these financial statements are based on the representative exchange rate published by the Bank of Israel on actual relevant dates, or as on September 30, 2012, and are subject to change as the exchange rate of the New Israeli Shekel in relation to the U.S. Dollar fluctuates.

These consolidated financial statements have been prepared on a going concern basis.  The Company has historically suffered recurring losses as well as negative cash flows from operating activities and has a capital deficiency.  Due to the decline in revenue and the inability of the Company to convert its outstanding notes to equity (see below), the Company has terminated a significant number of its employees. As part of these actions the Company took additional measures in order to reduce its costs such as vacating space.  Due to these actions, the Company does not have sufficient resources to participate in new tier one tenders and its ability to recruit new tier one customers is limited at best.

Management of the Company believes that funds available at September 30, 2012, together with anticipated cash flows, will fund the Company’s current anticipated operations through 2013. Management of the Company believes that in order to repay its debt during 2014, it will need to raise further capital, through the sale of additional equity securities, raising senior debt, commercialize a portion or all of its intellectual property, or otherwise. However, the Company may be unable to raise sufficient additional capital when needed or raise capital on favorable terms. If the Company is unable to obtain adequate funds on reasonable terms, it may be required to curtail operations significantly, or obtain funds by entering into financing agreements on unattractive terms that will have a material adverse impact on meeting the obligations of the Company as they come due.

The Company evaluates various financing alternatives through fund raising in the public or private equity and senior debt markets. Given the low level of conversions of the notes to ordinary shares pursuant to the arrangement, there can be no assurance that the Company will be able to raise additional capital. The Company may also consider sale or license of a portion  of its intellectual property.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - Basis Of Presentation (continued):

Prior to entering into the arrangement with the Company's note holders described in Note 2, in order to allow time for negotiation, from time to time, the holders of the Company's Series A convertible notes granted extensions and deferrals to dates on which the Company was due to make payments on account of these notes. Pursuant to the arrangement, an aggregate of NIS 13,980,410 (approximately $3.5 million) principal amount of these notes were converted into the Company's ordinary shares. As a result, an aggregate of NIS 97,793,918 (approximately $24.6 million) principal amount of these notes were outstanding as of August 6, 2012, the last day of the period in which the lowest conversion prices were in effect. During August 2012, pursuant to the terms of the arrangement, the Company repaid an aggregate of NIS 31,780,023 (approximately $7.9 million) principal amount on account of these notes.  An aggregate of NIS 66,013,894 (approximately $16.9 million) principal amount of these notes is required to be paid between October 2012 and July 2014, including the remaining NIS 15,221,242 (approximately $3.9 million) principal amount of Series B notes required to be paid in December 2017.  The fair value of the Series A and Series B notes are described in Note 7.

On March 29, 2012, a NASDAQ Listing Qualifications Panel (the “Panel”) determined to transfer the Company’s listing to the NASDAQ Capital Market and granted the Company until June 27, 2012 to achieve compliance with the $2.5 million stockholders’ equity requirement for continued listing for that market. On June 20, 2012, the Company was notified by the NASDAQ Stock Market that trading in the Company’s securities would be suspended on NASDAQ effective with the open of trading on June 22, 2012.  On June 22, 2012, the Company’s ordinary shares started trading on the OTCQB. The Company continues to be subject to the U.S. securities laws and the regulations of the U.S. Securities and Exchange Commission. The Company’s ordinary shares also continue to be listed on the Tel Aviv Stock Exchange. On December 7, 2012 the NASDAQ issued a notification of the removal of the Company from being listed.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - Arrangement With Note Holders

On February 15, 2012, the Company reached a written agreement (hereafter - "the Arrangement") with the respective representatives of the holders of its Series A convertible notes (hereafter - "Series A") and the holders of its Series B convertible notes (hereafter - "Series B") with respect to a proposed arrangement under Section 350 of the Israeli Companies Law. The Arrangement provided for the deferral of the March 2012 early redemption right of the Series A note holders over approximately 29 months, with aggregate payments of $9.0 million in August 2012, $2.3 million in October 2012, $1.3 million in March 2013 and $11 million (plus all accrued and unpaid interest) in July 2014. In addition, an aggregate of $1.2 million in early payments to the Series B note holders will be made between August 2012 and July 2014 (See also note 11). The remaining balance of the principal amount of Series B is due in December 2017. The Arrangement does not reduce the total amounts payable to the note holders. In order to attempt to encourage note holders to convert their notes, the conversion price of the Series A and Series B was decreased for a certain period.

On June 19, 2012, the Company received the final approval of the District Court of Tel Aviv to the Arrangement, following the approval of the Tel Aviv Stock Exchange and the Israel Securities Authority.

On July 2, 2012, the Company consummated the Arrangement with the holders of its Series A and Series B. Pursuant to the terms of the Arrangement, the conversion price of the Series A was reduced from NIS 63.00 (approximately $16.10) per share to NIS 1.37 per share (approximately $0.35) during the period from July 3, 2012 and to July 22, 2012. Thereafter, the conversion price of the Series A increased to NIS 7.61 per share (approximately $1.95). The conversion price of the Series B was reduced from NIS 10.00 (approximately $2.56) per share to NIS 7.61 per share (approximately $1.95) during the period from July 3, 2012 and to July 12, 2012. Thereafter, the conversion price of the Series B was further reduced to NIS 1.83 per share (approximately $0.47) until August 6, 2012. Thereafter, the conversion price of the Series B returned to NIS 7.61 per share.

Between July 3, 2012 and August 6, 2012, an aggregate of NIS 3,260,125 (approximately $816,000) principal amount of Series A were converted into 2,379,653 ordinary shares, and an aggregate of NIS 10,720,285 (approximately $2,685,000) principal amount of Series B were converted into 5,858,079 ordinary shares. The above-mentioned conversions of Series B include the conversion of NIS 6,731,000 (approximately $1,686,000) principal amount of Series B held by Mr. Izhak Tamir, President, Chief Financial Officer and a director of the Company, and NIS 546,000 (approximately $137,000) principal amount of Series B held by Mr. Eric Paneth, Chairman of Board of directors of the Company, which are all the notes held by them. These conversions reduced the aggregate outstanding principal amount of Series A to NIS 77,735,203 (approximately $19.9 million) and the aggregate principal amount of the Series B outstanding to NIS 20,058,715 (approximately $5.1 million).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - Arrangement With Note Holders (continued):

The foregoing does not include NIS 26,000,000 (or approximately $6.6 million) aggregate principal amount of Series A that were purchased in the open market by Orckit-Corrigent Ltd., a wholly-owned subsidiary of the Company, in 2009 and are now secured by a lien in favor of the trustee of Series A.

During August 2012, the Company repaid an aggregate principal amount of NIS 29,662,842 (approximately $7.4 million) of Series A notes and an aggregate principal amount of NIS 2,117,181 (approximately $525,000) of Series B. During October 2012, the Company repaid an aggregate principal amount of NIS 7,535,235 (approximately $1.9 million) of Series A and an aggregate principal amount of NIS 1,398,724 (approximately $358,000) of Series B (see also note 11).

The Arrangement was considered to be a troubled debt restructuring under ASC 470-60 based on both quantitative and qualitative factors.  Based on the future undiscounted cash flow payments being greater than the net carrying value of the original debt, no gain was recorded in the Company's Statement of Operations. A new effective interest rate was established based on the revised cash flows as a result of the Arrangement.

Pursuant to the Arrangement, the Company has the right to force the conversion of the Series A and the Series B at the price of $1.95 per share if the prevailing market price of its ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange for any 20 trading days within a period of 30 consecutive trading days.

Since the conversion price of the Notes is denominated in NIS, and the Company’s functional currency is the U.S. dollar, this conversion option is deemed to be an embedded derivative that should be measured and accounted for separately. Accordingly, the conversion option is marked to market each reporting period with the difference recorded as financial income or expense. The Company measured the fair value of the conversion feature on the Arrangement date at approximately $293,000 and on September 30, 2012 at approximately $89,000.

NOTE 3 - Convertible Loans from Shareholders

On June 5, 2012 and on June 7, 2012, respectively, Messrs. Izhak Tamir, a Founder,  President, Chief Financial Officer of the Company and a member in its board of directors, and Eric Paneth, a Founder, and Chairman of the Board of directors of the Company, each provided an unsecured loan to the Company in the amount of $200,000, which would be converted into ordinary shares in an equity offering as part of the satisfaction of their commitments described in the signed Arrangement. The loans do not bear interest, are subordinated to all of the Company obligations pursuant to the Series A and Series B and may be repaid only after the note holders have been fully repaid.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - Inventories

Inventories consist of raw materials and supplies and finished products and are valued at the lower of cost or market. The composition of the Company’s inventories was as follows:

	December 31,	September 30,
	2011	2012
Raw materials	$524	$1,141
Finished goods	3,558	3,165
	$4,082	$4,306

NOTE 5 - Employee Share Option Plan

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria, and (b) performance goals options, which are contingent upon meeting specified performance goals.

Non performance options:

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Three months ended September 30, 2011	Nine months ended September 30, 2011	Three months ended September 30, 2012	Nine months ended September 30, 2012
Expected dividend yield	0%	0%	0%	0%
Expected volatility	67%	67%	59%	59%
Risk-free interest rate	0.4%	0.9%	0.3%	0.3%
Expected life - in years	2.9	2.9	2.9	2.9

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 5 - Employee Share Option Plan (continued)

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria) under the Plan as of September 30, 2012 , and changes during the nine month period then ended are presented below:

Options	Number of options

Outstanding at January 1, 2012	4,208,169
Granted	1,588,900
Exercised	(7,763)
Forfeited or expired	(1,205,967)
Outstanding at September 30, 2012	4,583,339
Exercisable at September 30, 2012	1,823,799

Performance based options:

A summary of performance based option activity under the Plan as of  September 30, 2012 , and changes during the nine month period then ended are presented below:

Options	Number of options

Outstanding at January 1, 2012	891,788
Forfeited or expired	(7,952)
Outstanding at September 30, 2012	883,836
Exercisable at September 30, 2012	133,836

During the nine and three-month period ended September 30, 2012, none of the performance goals was achieved.

NOTE 6 - Marketable and other securities

Marketable securities consist of securities classified as “available for sale”. As of December 31, 2011 and September 30, 2012, marketable securities amounted to $19,703,000 and $154,000 respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 7 - Fair Value Financial Instruments

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis, segregated by classes:

	December 31, 2011
	Fair Value Measurements at Reporting Date U.S. dollars In thousands
	Level 1	Level 2	Level 3	Total
Assets:
Available for sale securities	$18,381	$1,322		$19,703

Liabilities:
Convertible subordinated notes, Series B (including accrued interest)	$4,712			$4,712

	September 30, 2012
	Fair Value Measurements at Reporting Date U.S. dollars In thousands
	Level 1	Level 2	Level 3	Total
Assets:
Available for sale securities		$154		$154

Liabilities:
Convertible subordinated notes, Series B (including accrued interest)	$1,394			$1,394

The fair value of the Series A convertible subordinated notes at September 30, 2012, as traded on the Tel Aviv Stock Exchange was approximately $2.5 million  (December 31, 2011 - $17.9 million).

There were no changes between Level 1 and Level 2 during the three-month and nine-month periods ended September 30, 2012.

Investment debt securities are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income within capital deficiency.  Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses. The Company does not hold any securities for trading purposes.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 7 - Fair Value Financial Instruments (continued):

An other-than-temporary impairment is triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the Company does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company records an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, the Company separates the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company’s best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

NOTE 8 - Geographical Location of Revenues And Revenues From Principal Customers:

a.
Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	U.S. dollars in thousands
India	$4	$(17)	$214	$2,815
Europe	755	2,219	3,168	6,666
Latin America	565	340	1,448	988
Japan	812	374	3,540	1,755
Other	17	674	552	891
	$2,153	$3,590	$8,922	$13,115

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 8 - Geographical Location of Revenues And Revenues From Principal Customers (continued):

b.	Revenues from principal customers - revenues from a single customer that exceed 10% of total revenues in the relevant period:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	U.S. dollars in thousands
Customer A	$775	$349	$2,799	$1,671
Customer B	120	480	944	3,345
Customer C	4	(17)	214	2,815
Customer D	122	813	461	813
Customer E	$349	$326	$1,105	$788

NOTE 9 – Recently adopted and issued accounting pronouncements

In June 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update No. 2011-05 ("ASU 2011-05") which amended the comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011.  The Company implemented this guidance on January 1, 2012.

On December 16, 2011, the FASB issued ASU No. 2011-11 “Disclosures about Offsetting Assets and Liabilities” an amendment of ASC topic 210 “Balance Sheet.” The objective of this ASU is to improve disclosures about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of US GAAP and those entities that prepare their financial statements on the basis of IFRS.  This ASU is effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect ASU 2011-11, which relates to disclosure matters only, to have an impact on its consolidated financial position, results of operations or cash flows.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 10 - Commitments and Contingent Liability:

a.	Royalty commitment:

The Company benefits from government grant programs that may be reduced and may be unavailable to it in the future. The Company’s participation in these programs restricts its ability to freely transfer manufacturing rights and technology out of Israel.

Since its inception, the Company has relied on grants from the Israeli government and other institutions for the financing of a portion of its product development expenditures. Due to reductions of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants the Company receives from the Israeli government in the future might be lower than in prior years, if it receives any at all. The Company recognized grants in the amount of $0.6 million and of $2.6 million during the three and nine-month period ended September 30, 2012, respectively.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless the Company obtains prior approval of a governmental committee. As a condition to obtaining this approval, the Company may be required to pay the OCS up to 300% of the grants it receives and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. The  Company has obtained an approval from the OCS to manufacture part of its products outside Israel. The Company intends to keep sufficient manufacturing activities in Israel so that it will be subject to a repayment percentage of up to 150% of the grants it received. In addition, the Company is prohibited from transferring to third parties the knowhow developed with these grants without the prior approval of a governmental committee. If such approval is given, the Company may be required to pay the OCS all or significant portion of the proceeds from transferring to third parties the knowhow developed with these grants. Based on a request from the OCS, the Company reported and made certain payments related to its  manufacturing activities outside of Israel. This contingent liability which is not recognized in the condensed consolidated financial statements, increased in the nine months ended September 30, 2012 by approximately $0.1 million, amounting to approximately $16.8 million on September 30, 2012.

In addition, the OCS has claimed that the Company is required to repay grants related to a research and development project that was cancelled. The Company is disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While the Company has made a provision in its financial statements to cover the estimated outcome of this claim, the amount the Company ultimately may pay may exceed its estimate. If the Company cancels additional projects, the OCS may demand the repayment of grants it received in the past. The OCS may also dispute the Company’s  reports related to its manufacturing activities outside of Israel. If the Company is required to pay the OCS more than what it provided for in its financial statements, this could adversely affect its results of operations.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 10 - Commitments and Contingent Liability (continued):

b.	Lease commitment:

The Company also has lease commitments under several operating lease agreements with respect to its offices.

In June 2012, the Company signed a new lease agreement to extend the lease period from January 1, 2013 to December 31, 2015. The Company has an option to terminate all or portion of its lease by six months’ advance notice.

In the third quarter of 2012, the Company informed the lessor by an advance six-month notice of its intention to vacate a portion of the leased area.

NOTE 11 – Earnings Per Share

During the three-months ended September 30, 2012 and 2011 and the nine-months ended September 30, 2012 and 2011, 5,419 thousands, 4,364 thousands, 1,198 thousands and 1,368 thousands, shares, respectively, which could be issued in connection with the conversion of Series A and Series B, were taken into account because of their dilutive effect.

NOTE 12 - Subsequent Events

a.
On October 2, 2012, the Company repaid an aggregate principal amount of NIS 7,535,235 (approximately $1.9 million) of Series A notes and an aggregate principal amount of NIS 1,398,724 (approximately $358,000) of Series B notes. To the extent notes are not converted, the required payments to the note holders will be reduced in the reverse order of maturity, beginning with the last payment to be made according to the schedule of payments.

b.	On October 15, 2012, the company paid an interest amount of NIS 1,459,156 (approximately $373,000) for Series A note holders, as set for in the Arrangement.

c.
In the fourth quarter of 2012, following approvals of the Board of Directors, the Compensation Committee and the Audit Committee, 4,140,000 options were granted to the Company's employees to purchase 4,140,000 ordinary shares of the Company, representing, as of December 30, 2012, approximately 11.8% of the issued and outstanding ordinary shares of the Company on a post-issuance basis. The stock options were granted under the Company's equity incentive plan, and have an exercise price equal to the closing price preceding the date of grant by the Board of Directors, i.e., an exercise price of $0.14 per share to $0.23. The stock options granted are exercisable for seven years following the date of grant and are subject to 1.5-4.5 year vesting period.